Mail Stop 6010

June 11, 2008

Peter F. McAree
Senior Vice President and Chief Financial Officer
Caliper Life Sciences, Inc.
68 Elm Street
Hopkinton, Massachusetts 01748

> **Re:** **Caliper Life Sciences, Inc.**
> **Amendent No. 1 to Form 10-K for the fiscal year ended**
> **December 31, 2007**
> **Filed March 17, 2008**
> **Form 8-K dated February 26, 2008**
> **File No. 001-32976**

Dear Mr. McAree:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief